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                              April 8, 2021

       Kuk Hyoun Hwang
       Chief Executive Officer
       Bellevue Life Sciences Acquisition Corp.
       10900 NE 4th Street, Suite 2300
       Bellevue, WA 98004

                                                        Re: Bellevue Life
Sciences Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 12,
2021
                                                            CIK 0001840425

       Dear Mr. Hwang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form S-1 submitted March 12, 2021

       General

   1. We note the disclosure on page 8 that OSR Fund, an affiliate of the sponsor has agreed to purchase at least 1
million units in this offering. So that investors will be able to understand the minimum
amount of your shares that will enter the public market through sales to the public, as
opposed to the existing stockholders, please disclose whether there is a ceiling on the
amount that may be purchased by OSR Fund and quantify any ceiling.
                                                        If not, please disclose
the potential material impact on the public investors. In addition, consider adding risk
factor disclosure.
 Kuk Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
April 8, 2021
Page 2
Risk Factors, page 27

2. Please revise to organize the risk factors under relevant headings, as required by Item
      105(a) of Regulation S-K.
Principal Stockholders, page 124

3. Please revise the amount held by your sponsor after the offering to include the common stock that are part of the 250,000 units the sponsor will purchase in a private placement concurrent with the initial public offering. In addition, please clearly disclose the person(s) with voting and dispositive control over OSR Fund.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameKuk Hyoun Hwang
                                                      Division of Corporation
Finance
Comapany NameBellevue Life Sciences Acquisition Corp.
                                                      Office of Real Estate &
Construction
April 8, 2021 Page 2
cc:       Gary J. Kocher
FirstName LastName